June 30, 2009
Ms. Kathryn McHale
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Anchor BanCorp Wisconsin Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed June 25, 2009 File No. 000-20006
Dear Ms. McHale:
     We are counsel to Anchor BanCorp Wisconsin Inc. (the “Company”) and are writing in response to your letter, dated June 26, 2009 (the “Comment Letter”), regarding the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by the Company on June 25, 2009. Our responses to the Comment Letter are set forth below and preceded by a reproduction of each of the respective comments therein.
     The Company’s annual meeting of shareholders is scheduled for July 28, 2009. A copy of our annual report on Form 10-K for the year ended March 31, 2009 will accompany our Proxy Statement.

Comment No. 1:	Please delete the last sentence of the second paragraph as well as the similar sentences in the following paragraph and on page 39, or attach the referenced documents as appendices to the proxy statement.

Response No. 1:	In response to the Staff’s comment, the Company has deleted these sentences in its Definitive Proxy Statement.

Comment No. 2:	Please discuss how your participation in the Capital Purchase Program may dilute the interests of your existing shareholders.

Response No. 2:	In response to the Staff’s comment, the Company has added the following disclosure in Proposal 2, “Dilution. Book value per share of common stock as of March 31, 2009 was $4.81 per share. The exercise of the Warrant at a $2.23 exercise price would dilute (decrease) the book value to $4.15 per share, or a decrease of 14%. To the extent book value increases prior to exercise of the Warrant, shareholders would experience increased dilution.”

Comment No. 3:	Please discuss how your participation in the Capital Purchase Program may require you to expand your board of directors to accommodate Treasury Department appointments to it.

Response No. 3:	In response to the Staff’s comment, the Company has added the following disclosure in Proposal 2, “In the event that we do not pay dividends on the Treasury Preferred Stock for six dividend periods, whether or not consecutive, the size of our board of directors will automatically be increased by two seats. Following the expansion of our board, the holders of the Treasury Preferred Stock will have the right to elect two directors to fill the newly created directorships at the next annual meeting and at each subsequent annual meeting. The holder of the Treasury Preferred Stock is entitled to keep these seats until all accrued and unpaid dividends for all past dividend periods on all outstanding shares of Treasury Preferred Stock have been declared and paid in full.”

Comment No. 4:	Noting that you have incorporated your financial statements by reference to your Form 10-K, please delete the last sentence in this section or revise as appropriate.

Response No. 4:	In response to the Staff’s comment, the Company has deleted this sentence in its Definitive Proxy Statement.
* * * * * *
     We represent that the Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that the forgoing is responsive to your comments. If you have any questions or require further information, please contact the undersigned at (414) 225-4956.
Sincerely,
/s/ Kate Bechen
By: Kate Bechen
cc: Mark Timmerman